UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): October 27, 2021

McDONALD'S CORPORATION

(Exact Name of Registrant as Specified in Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

110 North Carpenter Street
Chicago, Illinois
(Address of Principal Executive Offices)
60607
(Zip Code)

---

(630) 623-3000
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	MCD	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period   ☐
for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 2.02. Results of Operations and Financial Condition.

On October 27, 2021, McDonald's Corporation (the "Company") issued an investor release reporting the Company's results for the third quarter and nine months ended September 30, 2021. A copy of the related investor release is being filed as Exhibit 99.1 to this Form 8-K and is incorporated by reference in its entirety. Also filed herewith and incorporated by reference as Exhibit 99.2 is supplemental information for the quarter and nine months ended September 30, 2021. The information under this Item 2.02, including such Exhibits, shall be deemed to be "filed" for purposes of the Securities Exchange Act of 1934, as amended.

Item 9.01. Financial Statements and Exhibits.

(d) *Exhibits*.

99.1	Investor Release of McDonald's Corporation issued October 27, 2021: McDonald's Reports Third Quarter 2021 Results
99.2	McDonald's Corporation: Supplemental Information (Unaudited), Quarter and Nine Months Ended September 30, 2021
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: October 27, 2021

By: /s/ Catherine Hoovel
Catherine Hoovel
Senior Vice President – Corporate Controller

Exhibit 99.1



FOR IMMEDIATE RELEASE

10/27/2021

FOR MORE INFORMATION CONTACT:

Investors: Mike Cieplak, investor.relations@us.mcd.com

Media: Lauren Altmin, lauren.altmin@us.mcd.com

McDONALD'S REPORTS THIRD QUARTER 2021 RESULTS

- **Global comparable sales were up 12.7% in the third quarter and increased 10.2% on a 2-year basis**

- **Year-to-date digital Systemwide sales* were about $13 billion, or over 20% of total Systemwide sales in our top six markets**

CHICAGO, IL - McDonald's Corporation today announced results for the third quarter ended September 30, 2021.

"Our third quarter results are a testament to our unparalleled scale and agility," said McDonald's President and Chief Executive Officer, Chris Kempczinski. "Our global comparable sales increased 10% over 2019, which was delivered across an omnichannel experience that is focused on meeting the needs of our customers. We continue to execute our strategic growth plan and run great restaurants so that we can drive long-term, sustainable growth for all of our stakeholders."

Third quarter financial performance:

- Global comparable sales increased 12.7% (10.2% on a 2-year basis), reflecting positive comparable sales across all segments:

  - U.S. increased 9.6% (14.6% on a 2-year basis)

  - International Operated Markets segment increased 13.9% (8.9% on a 2-year basis)

  - International Developmental Licensed Markets segment increased 16.7% (4.9% on a 2-year basis)

- Consolidated revenues increased 14% (13% in constant currencies) to $6,201 million.

- Systemwide sales increased 16% (14% in constant currencies) to $29,948 million.

- Consolidated operating income increased 18% (17% in constant currencies) to $2,987 million and included $106 million of strategic gains related to the sale of McDonald's Japan stock.

- Diluted earnings per share was $2.86. Excluding strategic gains of $0.10 per share in 2021 and $0.13 per share in 2020, diluted earnings per share for the quarter was $2.76, an increase of 24% (23% in constant currencies).

- The Company declared a 7% increase in its quarterly cash dividend to $1.38 per share and also announced the resumption of its share repurchase program.

*Refer to page 4 for a definition of Systemwide sales.

COMPARABLE SALES

<table>
<tr><td></td><td colspan="2">Increase/(Decrease)</td></tr>
<tr><td></td><td colspan="2">Quarters Ended September 30,</td></tr>
<tr><td></td><td>2021</td><td>2020</td></tr>
<tr><td>U.S.</td><td>9.6 %</td><td>4.6 %</td></tr>
<tr><td>International Operated Markets</td><td>13.9</td><td>(4.4)</td></tr>
<tr><td>International Developmental Licensed Markets & Corporate</td><td>16.7</td><td>(10.1)</td></tr>
<tr><td>Total</td><td>12.7 %</td><td>(2.2)%</td></tr>
</table>

- **Comparable Sales:** Quarterly comparable sales and guest counts were positive across all segments. Comparable sales were impacted in both periods (to a greater extent in 2020) by COVID-19.

  - **U.S.:** Comparable sales benefited from strong average check growth driven by larger order sizes and menu price increases. Strong menu and marketing promotions, such as the Crispy Chicken Sandwich and the Famous Orders platform, contributed to the comparable sales growth, as well as growth in digital channels, which benefited from the launch of the Company's loyalty program — "MyMcDonald's Rewards." Comparable sales increased 14.6% on a 2-year basis.

  - **International Operated Markets:** Segment performance was led by very strong positive comparable sales in the U.K. as well as positive comparable sales in Canada, France and Germany driven by strong operating performance and significantly fewer restaurant closures with the easing of COVID-19 restrictions. Restrictions in the quarter muted comparable sales in Australia. Comparable sales increased 8.9% on a 2-year basis.

  - **International Developmental Licensed Markets:** The quarter reflected strong comparable sales across most regions, led by Japan and Latin America, partly offset by negative comparable sales in China due to COVID-19 resurgences. Comparable sales increased 4.9% on a 2-year basis.

COVID-19 continued to result in some instances of government restrictions on restaurant operating hours, limited dine-in capacity and, in some cases, dining room closures. The Company has continued to apply appropriate precautionary measures, including following the guidance of expert health authorities, to protect the health and safety of its people and customers and expects some operating restrictions in various markets so long as the COVID-19 pandemic continues.

KEY FINANCIAL METRICS - CONSOLIDATED
Dollars in millions, except per share data

<table>
<tr><td></td><td colspan="4">Quarters Ended September 30,</td><td colspan="4">Nine Months Ended September 30,</td></tr>
<tr><td></td><td>2021</td><td>2020</td><td>Inc/ (Dec)</td><td>Inc/ (Dec) Excluding Currency Translation</td><td>2021</td><td>2020</td><td>Inc/ (Dec)</td><td>Inc/ (Dec) Excluding Currency Translation</td></tr>
<tr><td>Revenues</td><td>$ 6,201.3</td><td>$ 5,418.1</td><td>14 %</td><td>13 %</td><td>$ 17,213.8</td><td>$ 13,894.0</td><td>24 %</td><td>20 %</td></tr>
<tr><td>Operating income</td><td>2,986.5</td><td>2,526.4</td><td>18</td><td>17</td><td>7,958.9</td><td>5,181.1</td><td>54</td><td>49</td></tr>
<tr><td>Net income</td><td>2,149.9</td><td>1,762.6</td><td>22</td><td>21</td><td>5,906.4</td><td>3,353.3</td><td>76</td><td>71</td></tr>
<tr><td>Earnings per share-diluted</td><td>$ 2.86</td><td>$ 2.35</td><td>22 %</td><td>20 %</td><td>$ 7.86</td><td>$ 4.47</td><td>76 %</td><td>71 %</td></tr>
</table>

Results for the quarter and nine months reflected stronger operating performance across all segments due to higher sales-driven restaurant margins as a result of fewer restaurant closures and the easing of COVID-19 restrictions compared with the prior year.

Results for 2021 included the following:

- Net pre-tax strategic gains of $106 million, or $0.10 per share, for the quarter and $339 million, or $0.33 per share, for the nine months, primarily related to the sale of McDonald's Japan stock, which completed the planned partial divestiture of the Company's ownership in McDonald's Japan

- $364 million, or $0.48 per share, for the nine months of income tax benefits related to the remeasurement of deferred taxes as a result of a change in the U.K. statutory income tax rate

Results for 2020 included the following:

- Net pre-tax strategic gains of $139 million, or $0.13 per share, for the quarter and $125 million, or $0.12 per share, for the nine months, primarily related to the sale of McDonald's Japan stock

Foreign currency translation benefited diluted earnings per share by $0.04 for the quarter and $0.23 for the nine months.

EARNINGS PER SHARE-DILUTED RECONCILIATION

	Quarters Ended September 30,					Nine Months Ended September 30,				
	2021	2020	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation		2021	2020	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation	
GAAP earnings per share-diluted	$ 2.86	$ 2.35	22 %	20 %	$	7.86	$ 4.47	76 %	71 %
Strategic gains	(0.10)	(0.13)				(0.33)	(0.12)		
Income tax benefits	—	—				(0.48)	—		
Non-GAAP earnings per share-diluted	$ 2.76	$ 2.22	24 %	23 %	$	7.05	$ 4.35	62 %	57 %

THE FOLLOWING DEFINITIONS APPLY TO THESE TERMS AS USED THROUGHOUT THIS RELEASE

Constant currency results exclude the effects of foreign currency translation and are calculated by translating current year results at prior year average exchange rates. Management reviews and analyzes business results excluding the effect of foreign currency translation, impairment and other strategic charges and gains, as well as material regulatory and other income tax impacts, and bases incentive compensation plans on these results because the Company believes this better represents underlying business trends.

Comparable sales are compared to the same period in the prior year and represent sales at all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months including those temporarily closed. Some of the reasons restaurants may be temporarily closed include reimaging or remodeling, rebuilding, road construction and natural disasters (including restaurants temporarily closed due to COVID-19). Comparable sales exclude the impact of currency translation and the sales of any market considered hyper-inflationary (generally identified as those markets whose cumulative inflation rate over a three-year period exceeds 100%), which management believes more accurately reflects the underlying business trends. Comparable sales are driven by changes in guest counts and average check, the latter of which is affected by changes in pricing and product mix.

Comparable guest counts represent the number of transactions at all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months including those temporarily closed.

Systemwide sales include sales at all restaurants, whether operated by the Company or by franchisees. This includes sales from digital channels, which are comprised of the mobile app, delivery and kiosk at both Company-operated and franchised restaurants. While franchised sales are not recorded as revenues by the Company, management believes the information is important in understanding the Company's financial performance because these sales are the basis on which the Company calculates and records franchised revenues and are indicative of the financial health of the franchisee base. The Company's revenues consist of sales by Company-operated restaurants and fees from franchised restaurants operated by conventional franchisees, developmental licensees and affiliates. Changes in Systemwide sales are primarily driven by comparable sales and net restaurant unit expansion.

Free cash flow, defined as cash provided by operations less capital expenditures, and free cash flow conversion rate, defined as free cash flow divided by net income (excluding the effect of impairment and other strategic charges and gains, as well as material regulatory and other income tax impacts), are measures reviewed by management in order to evaluate the Company's ability to convert net profits into cash resources, after reinvesting in the core business, that can be used to pursue opportunities to enhance shareholder value.

RELATED COMMUNICATIONS

This press release should be read in conjunction with Exhibit 99.2 to the Company's Form 8-K filing for supplemental information related to the Company's results for the quarter and nine months ended September 30, 2021.

McDonald's Corporation will broadcast its investor earnings conference call live over the Internet at 7:30 a.m. (Central Time) on October 27, 2021. A link to the live webcast will be available at www.investor.mcdonalds.com. There will also be an archived webcast available for a limited time thereafter.

UPCOMING COMMUNICATIONS

For important news and information regarding McDonald's, including the timing of future investor conferences and earnings calls, visit the Investor Relations section of the Company's Internet home page at www.investor.mcdonalds.com. McDonald's uses this website as a primary channel for disclosing key information to its investors, some of which may contain material and previously non-public information.

ABOUT McDONALD'S

McDonald's is the world's leading global foodservice retailer with nearly 40,000 locations in over 100 countries. Approximately 93% of McDonald's restaurants worldwide are owned and operated by independent local business owners.

FORWARD-LOOKING STATEMENTS

This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. Factors that could cause actual results to differ materially from expectations are detailed in the Company's filings with the Securities and Exchange Commission, including the risk factors discussed in Exhibit 99.2 to the Company's Form 8-K filing on October 27, 2021. The Company undertakes no obligation to update such forward-looking statements, except as may otherwise be required by law.

McDONALD'S CORPORATION
CONDENSED CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)

Dollars and shares in millions, except per share data

Quarters Ended September 30,		2021		2020		Inc/ (Dec)	
Revenues							
Sales by Company-operated restaurants	$	2,598.4	$	2,286.4	$	312.0	14 %
Revenues from franchised restaurants		3,510.2		3,044.8		465.4	15
Other revenues		92.7		86.9		5.8	7
TOTAL REVENUES		6,201.3		5,418.1		783.2	14
Operating costs and expenses							
Company-operated restaurant expenses		2,108.4		1,876.3		232.1	12
Franchised restaurants-occupancy expenses		592.6		567.9		24.7	4
Other restaurant expenses		68.9		69.2		(0.3)	0
Selling, general & administrative expenses							
Depreciation and amortization		84.1		75.8		8.3	11
Other		559.6		454.7		104.9	23
Other operating (income) expense, net		(198.8)		(152.2)		(46.6)	(31)
Total operating costs and expenses		3,214.8		2,891.7		323.1	11
OPERATING INCOME		2,986.5		2,526.4		460.1	18
Interest expense		293.7		310.1		(16.4)	(5)
Nonoperating (income) expense, net		1.4		(0.8)		2.2	n/m
Income before provision for income taxes		2,691.4		2,217.1		474.3	21
Provision for income taxes		541.5		454.5		87.0	19
NET INCOME	$	2,149.9	$	1,762.6	$	387.3	22 %
EARNINGS PER SHARE-DILUTED	$	2.86	$	2.35	$	0.51	22 %
Weighted average shares outstanding-diluted		752.6		750.0		2.6	0 %

n/m Not meaningful

5

McDONALD'S CORPORATION
CONDENSED CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)

Dollars and shares in millions, except per share data

Nine Months Ended September 30,		2021		2020		Inc/ (Dec)	
Revenues							
Sales by Company-operated restaurants	$	7,248.6	$	5,905.9	$	1,342.7	23 %
Revenues from franchised restaurants		9,693.8		7,740.8		1,953.0	25
Other revenues		271.4		247.3		24.1	10
TOTAL REVENUES		17,213.8		13,894.0		3,319.8	24
Operating costs and expenses							
Company-operated restaurant expenses		5,947.0		5,077.5		869.5	17
Franchised restaurants-occupancy expenses		1,743.2		1,646.6		96.6	6
Other restaurant expenses		204.4		198.0		6.4	3
Selling, general & administrative expenses							
Depreciation and amortization		243.2		220.3		22.9	10
Other		1,622.4		1,547.0		75.4	5
Other operating (income) expense, net		(505.3)		23.5		(528.8)	n/m
Total operating costs and expenses		9,254.9		8,712.9		542.0	6
OPERATING INCOME		7,958.9		5,181.1		2,777.8	54
Interest expense		890.2		909.2		(19.0)	(2)
Nonoperating (income) expense, net		48.6		(38.8)		87.4	n/m
Income before provision for income taxes		7,020.1		4,310.7		2,709.4	63
Provision for income taxes		1,113.7		957.4		156.3	16
NET INCOME	$	5,906.4	$	3,353.3	$	2,553.1	76 %
EARNINGS PER SHARE-DILUTED	$	7.86	$	4.47	$	3.39	76 %
Weighted average shares outstanding-diluted		751.9		749.8		2.1	0 %

n/m Not meaningful

**Exhibit 99.2**

McDonald's Corporation
Supplemental Information (Unaudited)
Quarter and Nine Months Ended September 30, 2021

SUPPLEMENTAL INFORMATION

The purpose of this exhibit is to provide additional information related to the results of McDonald's Corporation (the "Company") for the quarter and nine months ended September 30, 2021. This exhibit should be read in conjunction with Exhibit 99.1.

Management reviews and analyzes business results excluding the effect of foreign currency translation, impairment and other strategic charges and gains, as well as material regulatory and other income tax impacts, and bases incentive compensation plans on these results because the Company believes this better represents underlying business trends.

Impact of Foreign Currency Translation

While changes in foreign currency exchange rates affect reported results, McDonald's mitigates exposures, where practical, by purchasing goods and services in local currencies, financing in local currencies and hedging certain foreign-denominated cash flows. Results excluding the effect of foreign currency translation (referred to as constant currency) are calculated by translating current year results at prior year average exchange rates.

IMPACT OF FOREIGN CURRENCY TRANSLATION
Dollars in millions, except per share data

Quarters Ended September 30,	2021	2020	Currency Translation Benefit/ (Cost) 2021
Revenues	$ 6,201.3	$ 5,418.1	$ 87.9
Company-operated margins	490.0	410.1	8.4
Franchised margins	2,917.6	2,476.9	37.6
Selling, general & administrative expenses	643.7	530.5	(4.2)
Operating income	2,986.5	2,526.4	38.6
Net income	2,149.9	1,762.6	24.3
Earnings per share-diluted	$ 2.86	$ 2.35	$ 0.04

Nine Months Ended September 30,	2021	2020	Currency Translation Benefit/ (Cost) 2021
Revenues	$17,213.8	$13,894.0	$ 521.9
Company-operated margins	1,301.6	828.4	43.9
Franchised margins	7,950.6	6,094.2	246.7
Selling, general & administrative expenses	1,865.6	1,767.3	(30.9)
Operating income	7,958.9	5,181.1	255.4
Net income	5,906.4	3,353.3	167.6
Earnings per share-diluted	$ 7.86	$ 4.47	$ 0.23

- The impact of foreign currency translation on consolidated operating results for both periods in 2021 primarily reflected the strengthening of the British Pound, Euro and Australian Dollar.

Net Income and Diluted Earnings per Share

For the quarter, net income increased 22% (21% in constant currencies) to $2,149.9 million, and diluted earnings per share increased 22% (20% in constant currencies) to $2.86. Foreign currency translation had a positive impact of $0.04 on diluted earnings per share.

For the nine months, net income increased 76% (71% in constant currencies) to $5,906.4 million, and diluted earnings per share increased 76% (71% in constant currencies) to $7.86. Foreign currency translation had a positive impact of $0.23 on diluted earnings per share.

Results for 2021 included the following:

- Net pre-tax strategic gains of $106 million, or $0.10 per share, for the quarter and $339 million, or $0.33 per share, for the nine months, primarily related to the sale of McDonald's Japan stock, which completed the planned partial divestiture of the Company's ownership in McDonald's Japan

- $364 million, or $0.48 per share, for the nine months of income tax benefits related to the remeasurement of deferred taxes as a result of a change in the U.K. statutory income tax rate

Results for 2020 included the following:

- Net pre-tax strategic gains of $139 million, or $0.13 per share, for the quarter and $125 million, or $0.12 per share, for the nine months, primarily related to the sale of McDonald's Japan stock

EARNINGS PER SHARE-DILUTED RECONCILIATION

	Quarters Ended September 30,				Nine Months Ended September 30,			
	2021	2020	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation	2021	2020	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
GAAP earnings per share-diluted	$ 2.86	$ 2.35	22 %	20 %	$ 7.86	$ 4.47	76 %	71 %
Strategic gains	(0.10)	(0.13)			(0.33)	(0.12)		
Income tax benefits	—	—			(0.48)	—		
Non-GAAP earnings per share-diluted	$ 2.76	$ 2.22	24 %	23 %	$ 7.05	$ 4.35	62 %	57 %

Excluding the strategic gains, net income for the quarter increased 25% (23% in constant currencies) and diluted earnings per share increased 24% (23% in constant currencies). For the nine months, net income and diluted earnings per share each increased 62% (57% in constant currencies) after excluding the net strategic gains and income tax benefits.

In the third quarter, the Company paid a quarterly dividend of $1.29 per share, or $964 million, bringing total dividends paid for the nine months to $2.9 billion. Additionally, the Company declared a 7% increase in its quarterly cash dividend to $1.38 per share, payable on December 15, 2021, and announced the resumption of its share repurchase program.

Revenues

The Company's revenues consist of sales by Company-operated restaurants and fees from restaurants operated by franchisees, developmental licensees and affiliates. Revenues from conventional franchised restaurants include rent and royalties based on a percent of sales with minimum rent payments, and initial fees. Revenues from restaurants licensed to developmental licensees and affiliates include a royalty based on a percent of sales, and generally include initial fees. The Company's Other revenues are comprised of fees paid by franchisees to recover a portion of costs incurred by the Company for various technology platforms, revenues from brand licensing arrangements to market and sell consumer packaged goods using the McDonald's brand, and third party revenues for the Dynamic Yield business.

Franchised restaurants represented 93% of McDonald's restaurants worldwide at September 30, 2021. The Company's heavily franchised business model is designed to generate stable and predictable revenue, which is largely a function of franchisee sales, and resulting cash flow streams.

COVID-19 continued to result in some instances of government restrictions on restaurant operating hours, limited dine-in capacity and, in some cases, dining room closures. The Company has continued to apply appropriate precautionary measures, including following the guidance of expert health authorities, to protect the health and safety of its people and customers and expects some operating restrictions in various markets so long as the COVID-19 pandemic continues.

REVENUES
Dollars in millions

Quarters Ended September 30,		2021		2020	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
Company-operated sales						
U.S.	$	655.5	$	625.9	5 %	5 %
International Operated Markets		1,754.0		1,499.2	17	15
International Developmental Licensed Markets & Corporate		188.9		161.3	17	14
Total	$	2,598.4	$	2,286.4	14 %	12 %
Franchised revenues						
U.S.	$	1,562.7	$	1,425.6	10 %	10 %
International Operated Markets		1,586.1		1,318.1	20	17
International Developmental Licensed Markets & Corporate		361.4		301.1	20	19
Total	$	3,510.2	$	3,044.8	15 %	14 %
Total Company-operated sales and Franchised revenues						
U.S.	$	2,218.2	$	2,051.5	8 %	8 %
International Operated Markets		3,340.1		2,817.3	19	16
International Developmental Licensed Markets & Corporate		550.3		462.4	19	17
Total	$	6,108.6	$	5,331.2	15 %	13 %
Total Other revenues	$	92.7	$	86.9	7 %	5 %
Total Revenues	$	6,201.3	$	5,418.1	14 %	13 %

Nine Months Ended September 30,		2021		2020	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
Company-operated sales						
U.S.	$	1,942.0	$	1,756.9	11 %	11 %
International Operated Markets		4,769.0		3,687.3	29	25
International Developmental Licensed Markets & Corporate		537.6		461.7	16	10
Total	$	7,248.6	$	5,905.9	23 %	19 %
Franchised revenues						
U.S.	$	4,550.9	$	3,841.5	18 %	18 %
International Operated Markets		4,141.0		3,098.6	34	24
International Developmental Licensed Markets & Corporate		1,001.9		800.7	25	23
Total	$	9,693.8	$	7,740.8	25 %	21 %
Total Company-operated sales and Franchised revenues						
U.S.	$	6,492.9	$	5,598.4	16 %	16 %
International Operated Markets		8,910.0		6,785.9	31	24
International Developmental Licensed Markets & Corporate		1,539.5		1,262.4	22	18
Total	$	16,942.4	$	13,646.7	24 %	20 %
Total Other revenues	$	271.4	$	247.3	10 %	7 %
Total Revenues	$	17,213.8	$	13,894.0	24 %	20 %

- Total Company-operated sales and franchised revenues increased 15% (13% in constant currencies) for the quarter and 24% (20% in constant currencies) for the nine months. Revenues in both periods benefited from strong sales performance across all segments and was driven by the U.K., Russia and France in the International Operated Markets segment and by Latin America and Japan in the International Developmental Licensed Markets segment. China also had a positive impact on revenue growth in both periods in the International Developmental Licensed Markets segment as a result of restaurant expansion.

Comparable Sales

Comparable sales is a key performance indicator used within the retail industry and is reviewed by management to assess business trends. Comparable sales exclude the impact of currency translation and sales from hyper-inflationary markets. Increases or decreases in comparable sales represent the percent change in constant currency sales from the same period in the prior year for all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months, including those temporarily closed (including restaurants temporarily closed due to COVID-19). Comparable sales are driven by changes in guest counts and average check, the latter of which is affected by changes in pricing and product mix.

	Increase/(Decrease)			
	Quarters Ended September 30,		Nine Months Ended September 30,	
	2021	2020	2021	2020
U.S.	9.6 %	4.6 %	16.1 %	(1.4)%
International Operated Markets	13.9	(4.4)	23.6	(17.6)
International Developmental Licensed Markets & Corporate	16.7	(10.1)	17.5	(12.9)
Total	12.7 %	(2.2)%	18.8 %	(9.9)%

Systemwide Sales and Franchised Sales

The following tables present Systemwide sales growth rates and franchised sales. Systemwide sales include sales at all restaurants, whether operated by the Company or by franchisees. While franchised sales are not recorded as revenues by the Company, management believes the information is important in understanding the Company's financial performance because these sales are the basis on which the Company calculates and records franchised revenues and are indicative of the financial health of the franchisee base. Changes in Systemwide sales are primarily driven by comparable sales and net restaurant unit expansion.

SYSTEMWIDE SALES*

	Quarter Ended September 30, 2021		Nine Months Ended September 30, 2021	
	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
U.S.	9 %	9 %	16 %	16 %
International Operated Markets	19	16	34	26
International Developmental Licensed Markets & Corporate	21	21	24	21
Total	16 %	14 %	24 %	20 %

* Unlike comparable sales, the Company has not excluded sales from hyper-inflationary markets from Systemwide sales as these sales are the basis on which the Company calculates and records revenues.

FRANCHISED SALES
Dollars in millions

Quarters Ended September 30,	2021	2020	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
U.S.	$11,155.0	$10,180.3	10 %	10 %
International Operated Markets	9,212.8	7,700.5	20	16
International Developmental Licensed Markets & Corporate	6,981.9	5,748.7	21	21
Total	$27,349.7	$23,629.5	16 %	15 %
Ownership type				
Conventional franchised	$20,199.7	$17,775.7	14 %	12 %
Developmental licensed	4,078.8	3,126.4	30	30
Foreign affiliated	3,071.2	2,727.4	13	12
Total	$27,349.7	$23,629.5	16 %	15 %

Nine Months Ended September 30,	2021	2020	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
U.S.	$32,419.7	$27,943.9	16 %	16 %
International Operated Markets	24,444.4	18,078.1	35	26
International Developmental Licensed Markets & Corporate	19,296.1	15,577.4	24	21
Total	$76,160.2	$61,599.4	24 %	20 %
Ownership type				
Conventional franchised	$56,535.9	$45,813.2	23 %	20 %
Developmental licensed	10,924.2	8,411.3	30	28
Foreign affiliated	8,700.1	7,374.9	18	15
Total	$76,160.2	$61,599.4	24 %	20 %

Restaurant Margins

Franchised restaurant margins are measured as revenues from franchised restaurants less franchised restaurant occupancy costs. Franchised revenues include rent and royalties based on a percent of sales, and initial fees. Franchised restaurant occupancy costs include lease expense and depreciation, as the Company generally owns or secures a long-term lease on the land and building for the restaurant location.

Company-operated restaurant margins are measured as sales from Company-operated restaurants less costs for food & paper, payroll & employee benefits and occupancy & other operating expenses necessary to run an individual restaurant. Company-operated margins exclude costs that are not allocated to individual restaurants, primarily payroll & employee benefit costs of non-restaurant support staff, which are included in selling, general and administrative expenses.

RESTAURANT MARGINS
Dollars in millions

Quarters Ended September 30,	Amount		Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
	2021	2020		
Franchised				
U.S.	$ 1,260.1	$ 1,122.1	12 %	12 %
International Operated Markets	1,302.4	1,059.9	23	20
International Developmental Licensed Markets & Corporate	355.1	294.9	21	20
Total	$ 2,917.6	$ 2,476.9	18 %	16
Company-operated				
U.S.	$ 126.6	$ 118.7	7 %	7 %
International Operated Markets	355.5	289.5	23	20
International Developmental Licensed Markets & Corporate	n/m	n/m	n/m	n/m
Total	$ 490.0	$ 410.1	19 %	17 %
Total restaurant margins				
U.S.	$ 1,386.7	$ 1,240.8	12 %	12 %
International Operated Markets	1,657.9	1,349.4	23	20
International Developmental Licensed Markets & Corporate	n/m	n/m	n/m	n/m
Total	$ 3,407.6	$ 2,887.0	18 %	16 %

Nine Months Ended September 30,	Amount		Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
	2021	2020		
Franchised				
U.S.	$ 3,667.0	$ 2,966.1	24 %	24 %
International Operated Markets	3,300.5	2,345.7	41	31
International Developmental Licensed Markets & Corporate	983.1	782.4	26	23
Total	$ 7,950.6	$ 6,094.2	30 %	26 %
Company-operated				
U.S.	$ 399.8	$ 282.5	42 %	42 %
International Operated Markets	885.6	544.3	63	55
International Developmental Licensed Markets & Corporate	n/m	n/m	n/m	n/m
Total	$ 1,301.6	$ 828.4	57 %	52 %
Total restaurant margins				
U.S.	$ 4,066.8	$ 3,248.6	25 %	25 %
International Operated Markets	4,186.1	2,890.0	45	36
International Developmental Licensed Markets & Corporate	n/m	n/m	n/m	n/m
Total	$ 9,252.2	$ 6,922.6	34 %	29 %

n/m Not meaningful

- Total restaurant margins increased $520.6 million or 18% (16% in constant currencies) for the quarter and $2,329.6 million or 34% (29% in constant currencies) for the nine months, reflecting strong sales performance across all segments. Franchised margins represented over 85% of restaurant margin dollars for the quarter and nine months.

- U.S. franchised margins for both periods in 2021 reflected higher depreciation costs related to investments in restaurant modernization, while the nine months benefited from the comparison to prior year support provided for marketing to accelerate recovery and drive growth.

- Total restaurant margins included $383.2 million and $1,138.8 million of depreciation and amortization expense for the quarter and nine months, respectively.

Selling, General & Administrative Expenses

- Selling, general and administrative expenses increased $113.2 million or 21% (21% in constant currencies) for the quarter and $98.3 million or 6% (4% in constant currencies) for the nine months. Both periods reflected an increase in incentive-based compensation expense driven by stronger than planned operating results and higher costs for investments in restaurant technology. Results for the nine months benefited from the comparison to incremental marketing contributions in the prior year.

- Selling, general and administrative expenses as a percent of Systemwide sales was 2.2% and 2.6% for the nine months ended 2021 and 2020, respectively.

Other Operating (Income) Expense, Net

OTHER OPERATING (INCOME) EXPENSE, NET
Dollars in millions

	Quarters Ended September 30,		Nine Months Ended September 30,	
	2021	2020	2021	2020
Gains on sales of restaurant businesses	$ (37.8)	$ (0.7)	$ (82.5)	$ (3.5)
Equity in earnings of unconsolidated affiliates	(49.0)	(48.7)	(126.9)	(67.9)
Asset dispositions and other (income) expense, net	(5.6)	35.9	43.5	220.3
Impairment and other charges (gains), net	(106.4)	(138.7)	(339.4)	(125.4)
Total	$ (198.8)	$ (152.2)	$ (505.3)	$ 23.5

- Gains on sales of restaurant businesses increased for the quarter and nine months due to an increased number of restaurant sales, primarily in the U.S. and the U.K.

- Equity in earnings of unconsolidated affiliates increased for the quarter and nine months due to recovery from the impact of COVID-19 in the prior year. Results for both periods were partly offset by lower equity in earnings in Japan as a result of the Company's reduced ownership in McDonald's Japan when compared to 2020.

- Asset dispositions and other (income) expense, net decreased for the quarter and nine months. Both periods reflected a gain on the strategic sale of restaurant properties and the benefit from comparison to prior year costs related to the closings of certain McDonald's Walmart store locations in the U.S. The nine months 2020 also reflected a net increase of reserves for bad debts as well as payments to distribution centers for obsolete inventory to support franchisee liquidity.

- Impairment and other charges (gains), net for the quarter and nine months 2021 reflected $106 million and $339 million, respectively, primarily due to strategic gains related to the sale of McDonald's Japan stock, which reduced the Company's total ownership to 35%.

  Results for the quarter and nine months 2020 reflected $139 million of pre-tax strategic gains related to the sale of McDonald's Japan stock. The nine months 2020 also reflected the write-off of impaired software of $26 million, partly offset by $13 million of income associated with the Company's sale of its business in the India Delhi market.

Operating Income

OPERATING INCOME & OPERATING MARGIN
Dollars in millions

Quarters Ended September 30,	2021	2020	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
U.S.	$1,254.9	$1,078.3	16 %	16 %
International Operated Markets	1,519.6	1,197.9	27	24
International Developmental Licensed Markets & Corporate	212.0	250.2	(15)	(15)
Total	$2,986.5	$2,526.4	18 %	17 %

Nine Months Ended September 30,	2021	2020	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
U.S.	$3,647.9	$2,705.9	35 %	35 %
International Operated Markets	3,745.4	2,311.8	62	51
International Developmental Licensed Markets & Corporate	565.6	163.4	n/m	n/m
Total	$7,958.9	$5,181.1	54 %	49 %
Operating margin	46.2 %	37.3 %		
Non-GAAP operating margin	44.3 %	36.4 %		

n/m Not meaningful

- **Operating Income:** Operating income increased $460.1 million or 18% (17% in constant currencies) for the quarter and $2,777.8 million or 54% (49% in constant currencies) for the nine months. Results for 2021 included $106 million and $339 million for the quarter and nine months, respectively, of net strategic gains primarily related to the sale of McDonald's Japan stock.

  Results for the quarter and nine months 2020 included $139 million and $125 million, respectively, of net strategic gains, primarily related to the sale of McDonald's Japan stock.

  - **U.S.:** The operating income increase for the quarter and nine months was driven by strong sales performance and higher gains on sales of restaurant businesses in the current year, while the nine months also reflected the comparison to approximately $100 million of support for marketing to accelerate recovery and drive growth in the prior year.

  - **International Operated Markets:** The operating income increase for the quarter and nine months was driven by strong sales performance, primarily in the U.K. and France. The nine months also benefited from comparison to over $100 million of support for marketing to accelerate recovery and drive growth and increased reserves for bad debt in the prior year.

  - **International Developmental Licensed Markets & Corporate:** Excluding the strategic gains, results for the quarter and nine months reflected strong sales performance across most of the segment and reflected higher Corporate general and administrative expenses due to increased incentive-based compensation expense in the current year. The nine months also benefited from the comparison to prior year reserves for bad debts.

- **Operating Margin:** Operating margin is defined as operating income as a percent of total revenues. The contributions to operating margin differ by segment due to each segment's ownership structure, primarily due to the relative percentage of franchised versus Company-operated restaurants. Additionally, temporary restaurant closures, which vary by segment, impact the contribution of each segment to the consolidated operating margin.

  Excluding the strategic gains, the increase in operating margin percent for the quarter and nine months was due to strong sales-driven restaurant margin growth and higher other operating income.

Interest Expense

- Interest expense decreased 5% (6% in constant currencies) for the quarter and 2% (4% in constant currencies) for the nine months, primarily due to lower average debt balances, partly offset by higher average interest rates and the impact of foreign currency translation.

Nonoperating (Income) Expense, Net

NONOPERATING (INCOME) EXPENSE, NET

Dollars in millions

	Quarters Ended September 30,		Nine Months Ended September 30,	
	2021	2020	2021	2020
Interest income	$ (2.3)	$ (3.4)	$ (6.5)	$ (13.8)
Foreign currency and hedging activity	2.9	0.6	42.3	(17.8)
Other expense, net	0.8	2.0	12.8	(7.2)
Total	$ 1.4	$ (0.8)	$ 48.6	$ (38.8)

Income Taxes

- The effective income tax rate was 20.1% and 20.5% for the quarters ended 2021 and 2020, respectively, and 15.9% and 22.2% for the nine months ended 2021 and 2020, respectively.

- Excluding a benefit of $364 million related to the remeasurement of deferred taxes as a result of a change in the U.K. statutory income tax rate and the tax impact of the strategic gains, the non-GAAP effective income tax rate for the nine months was 20.7%.

Outlook

Based on current conditions, the following is provided to assist in forecasting the Company's future results for 2021.

- The Company expects 2021 Systemwide sales growth, in constant currencies, in the high teens, and expects net restaurant unit expansion to contribute about 1% to 2021 Systemwide sales growth.

- The Company expects operating margin percent to be in the low-to-mid 40% range.

- The Company expects full year 2021 selling, general and administrative expenses of approximately 2.4% of Systemwide sales.

- Based on current interest and foreign currency exchange rates, the Company expects full year 2021 interest expense to decrease about 1% to 3% due primarily to lower average debt balances.

- The Company expects the effective income tax rate for the fourth quarter to be about 21%.

- The Company expects 2021 capital expenditures to be approximately $2.3 billion, nearly half of which will be directed towards new unit expansion across the U.S. and International Operated Markets.

  In 2021, about $1.1 billion will be dedicated to our U.S. business, about $550 million of which will be allocated to about 1,300 restaurant modernization projects. Globally, the Company expects to open about 1,500 restaurants. We will open about 425 restaurants in the U.S. and International Operated Markets segments, and our developmental licensee and affiliates will contribute capital towards approximately 1,075 restaurant openings in their respective markets. Additionally, the U.S. expects to close roughly 325 restaurants in 2021, a majority of which are lower sales volume McDonald's in Walmart locations. The Company expects approximately 800 net restaurant additions in 2021.

- The Company expects to achieve a free cash flow conversion rate greater than 90%.

Restaurant Information

SYSTEMWIDE RESTAURANTS

At September 30,	2021	2020	Inc/ (Dec)
U.S.	13,448	13,799	(351)
International Operated Markets			
France	1,502	1,490	12
Canada	1,447	1,467	(20)
Germany	1,438	1,465	(27)
United Kingdom	1,350	1,317	33
Australia	1,013	999	14
Russia	814	759	55
Italy	623	603	20
Spain	550	533	17
Other	1,922	1,855	67
Total International Operated Markets	10,659	10,488	171
International Developmental Licensed Markets & Corporate			
China	4,274	3,645	629
Japan	2,931	2,911	20
Brazil	1,052	1,024	28
Philippines	657	658	(1)
South Korea	403	407	(4)
Other	6,252	6,164	88
Total International Developmental Licensed Markets & Corporate	15,569	14,809	760
Systemwide restaurants	39,676	39,096	580
Countries	119	119	—

SYSTEMWIDE RESTAURANTS BY TYPE

At September 30,	2021	2020	Inc/ (Dec)
U.S.			
Conventional franchised	12,804	13,140	(336)
Company-operated	644	659	(15)
Total U.S.	13,448	13,799	(351)
International Operated Markets			
Conventional franchised	8,647	8,534	113
Developmental licensed	269	256	13
Total Franchised	8,916	8,790	126
Company-operated	1,743	1,698	45
Total International Operated Markets	10,659	10,488	171
International Developmental Licensed Markets & Corporate			
Conventional franchised	101	107	(6)
Developmental licensed	7,526	7,404	122
Foreign affiliated	7,639	6,997	642
Total Franchised	15,266	14,508	758
Company-operated	303	301	2
Total International Developmental Licensed Markets & Corporate	15,569	14,809	760
Systemwide			
Conventional franchised	21,552	21,781	(229)
Developmental licensed	7,795	7,660	135
Foreign affiliated	7,639	6,997	642
Total Franchised	36,986	36,438	548
Company-operated	2,690	2,658	32
Total Systemwide	39,676	39,096	580

Risk Factors and Cautionary Statement Regarding Forward-Looking Statements

The information in this report contains forward-looking statements about future events and circumstances and their effects upon revenues, expenses and business opportunities. Generally speaking, any statement in this report not based upon historical fact is a forward-looking statement. Forward-looking statements can also be identified by the use of forward-looking or conditional words, such as "could," "should," "can," "continue," "estimate," "forecast," "intend," "look," "may," "will," "expect," "believe," "anticipate," "plan," "remain," "confident" and "commit" or similar expressions. In particular, statements regarding our plans, strategies, prospects and expectations regarding our business and industry are forward-looking statements. They reflect our expectations, are not guarantees of performance and speak only as of the dates the statements are made. Except as required by law, we do not undertake to update such forward-looking statements. You should not rely unduly on forward-looking statements. Our business results are subject to a variety of risks, including those that are described below and elsewhere in our filings with the SEC. The risks described below are not the only risks we face. Additional risks not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business. If any of these risks materialize or intensify, our expectations (or the underlying assumptions) may change and our performance may be adversely affected.

GLOBAL PANDEMIC

The COVID-19 pandemic has adversely affected and is expected to continue to adversely affect our financial results, condition and outlook.

Health epidemics or pandemics can adversely affect consumer spending and confidence levels and supply availability and costs, as well as the local operations in impacted markets, all of which can affect our financial results, condition and outlook. Importantly, the global pandemic resulting from COVID-19 has disrupted global health, economic and market conditions, consumer behavior and McDonald's global restaurant operations since early 2020, and has resulted in increased pressure on labor availability and supply chain management. Local and national governmental mandates or recommendations and public perceptions of the risks associated with the COVID-19 pandemic have caused, and we expect will continue to cause, consumer behavior to change, worsening or volatile economic conditions in certain markets, and increased regulatory complexity and compliance costs, each of which could continue to adversely affect our business. In addition, our global operations have been disrupted to varying degrees in different markets and may continue to be disrupted to varying degrees given the unpredictability of the virus, its resurgences and variants and government responses thereto as well as potentially permanent changes to the industry in which we operate. While we cannot predict the duration or scope of the COVID-19 pandemic, the resurgence of infections or the emergence of new variants in one or more markets, the availability or acceptance of vaccines or vaccination rates across the globe, the pandemic has negatively impacted our business and is expected to continue to impact our financial results, condition and outlook in a way that may be material.

The COVID-19 pandemic may also heighten other risks disclosed in these Risk Factors, including, but not limited to, those related to consumer behavior, consumer perceptions of our brand, competition, supply chain interruptions, commodity costs and labor availability and cost.

STRATEGY AND BRAND

If we do not successfully evolve and execute against our business strategies, including the Accelerating the Arches strategy, we may not be able to drive business growth.

To drive Systemwide sales, operating income and free cash flow growth, our business strategies must be effective in maintaining and strengthening customer appeal and capturing additional market share. Whether these strategies are successful depends mainly on our System's ability to:

- Capitalize on our global scale, iconic brand and local market presence to build upon our historic strengths and competitive advantages, such as our marketing, core menu items and digital, delivery and drive thru;

- Continue to innovate and differentiate the McDonald's experience, including by preparing and serving our food in a way that balances value and convenience to our customers with profitability;

- Accelerate technology investments for a fast and easy customer experience;

- Continue to run great restaurants by driving efficiencies and expanding capacities while continuing to prioritize health and safety;

- Identify and develop restaurant sites consistent with our plans for net growth of Systemwide restaurants;

- Accelerate our existing strategies, including through growth opportunities and potential acquisitions, investments and partnerships; and

- Evolve and adjust our business strategies in response to, among other things, changing consumer behavior, operational restrictions and impacts to our results of operations and liquidity, including as a result of the COVID-19 pandemic.

If we are delayed or unsuccessful in executing our strategies, or if our strategies do not yield the desired results, our business, financial condition and results of operations may suffer.

Failure to preserve the value and relevance of our brand could have an adverse impact on our financial results.

To be successful in the future, we believe we must preserve, enhance and leverage the value of our brand, including our corporate purpose, mission and values. Brand value is based in part on consumer perceptions. Those perceptions are affected by a variety of factors, including the nutritional content and preparation of our food, the ingredients we use, the manner in which we source commodities and general business practices across the System, including the people practices at McDonald's restaurants. Consumer acceptance of our offerings is subject to change for a variety of reasons, and some changes can occur rapidly. For example, nutritional, health, environmental and other scientific studies and conclusions, which constantly evolve and may have contradictory implications, drive popular opinion, litigation and regulation (including initiatives intended to drive consumer behavior) in ways that affect the "informal eating out" ("IEO") segment or perceptions of our brand, generally or relative to available alternatives. Consumer perceptions may also be affected by adverse commentary from third parties, including through social media or conventional media outlets, regarding the quick-service category of the IEO segment or our brand, culture, operations, suppliers or franchisees. If we are unsuccessful in addressing adverse commentary or perceptions, whether or not accurate, our brand and financial results may suffer.

Additionally, the ongoing relevance of our brand may depend on the success of our sustainability initiatives, which require Systemwide coordination and alignment. We are working to manage the risks and costs to us, our franchisees and our supply chain of any effects of climate change, greenhouse gases, and diminishing energy and water resources. These risks include any increased public focus, including by governmental and nongovernmental organizations, on these and other environmental sustainability matters, such as packaging and waste, animal health and welfare, deforestation and land use. These risks also include any increased pressure to make commitments, set targets or establish additional goals and take actions to meet them, which could expose us to market, operational, execution and reputational costs or risks.

Our brand trust also depends on how we address social risks, including through our increased focus on human capital initiatives and diversity, equity and inclusion ("DEI"). We expect our DEI strategy to represent a step change in how we view equitable opportunity across our System. Additionally, we have announced Global Brand Standards that will apply to McDonald's operations worldwide, including both Company-operated and franchised restaurants.

If we are not effective in addressing social and environmental responsibility matters or achieving relevant social or sustainability goals, our brand trust may suffer. In particular, business incidents or practices, whether actual or perceived, that erode consumer trust or confidence, particularly if they receive considerable publicity or result in litigation, can significantly reduce our brand value and have a negative impact on our financial results.

If we do not anticipate and address evolving consumer preferences and effectively execute our pricing, promotional and marketing plans, our business could suffer.

Our continued success depends on our System's ability to build upon our historic strengths and competitive advantages. In order to do so, we need to anticipate and respond effectively to continuously shifting consumer demographics and trends in food sourcing, food preparation, food offerings and consumer preferences and behaviors in the IEO segment. If we are not able to predict, or quickly and effectively respond to, these changes, or if our competitors predict or respond more effectively, our financial results could be adversely impacted.

Our ability to build upon our strengths and advantages also depends on the impact of pricing, promotional and marketing plans across the System, and the ability to adjust these plans to respond quickly and effectively to evolving customer preferences, as well as shifting economic and competitive conditions. Existing or future pricing strategies and marketing plans, as well as the value proposition they represent, are expected to continue to be important components of our business strategy. However, they may not be successful, or may not be as successful as the efforts of our competitors, which could negatively impact sales, guest counts and market share.

Additionally, we operate in a complex and costly advertising environment. Our marketing and advertising programs may not be successful in reaching our customers in the way we intend. Our success depends in part on whether the allocation of our advertising and marketing resources across different channels, including digital marketing, allows us to reach our customers effectively, efficiently and in ways that are meaningful to them. If our advertising and marketing programs are not successful, or are not as successful as those of our competitors, our sales, guest counts and market share could decrease.

Our investments to enhance the customer experience, including through technology, may not generate the expected results.

Our long-term business objectives depend on the successful Systemwide execution of our strategies. We continue to build upon our investments in technology and modernization, digital engagement and delivery in order to transform the customer experience. As part of these investments, we are placing renewed emphasis on improving our service model and strengthening relationships with customers, in part through digital channels and loyalty initiatives, mobile ordering and payment systems, and enhancing our drive thru technologies, which may not generate expected results. We also continue to offer and refine our delivery initiatives, including through growing awareness and trial. Utilizing a third-party delivery service may not have the same level of profitability as a non-delivery transaction, and may introduce additional food quality and customer satisfaction risks. If these customer experience initiatives are not well executed, or if we do not fully realize the intended benefits of these significant investments, our business results may suffer.

We face intense competition in our markets, which could hurt our business.

We compete primarily in the IEO segment, which is highly competitive. We also face sustained, intense competition from traditional, fast casual and other competitors, which may include many non-traditional market participants such as convenience stores, grocery stores, coffee shops and online retailers. We expect our environment to continue to be highly competitive, and our results in any particular reporting period may be impacted by a contracting IEO segment or by new or continuing actions, product offerings or consolidation of our competitors and third-party partners, which may have a short- or long-term impact on our results.

We compete on the basis of product choice, quality, affordability, service and location. In particular, we believe our ability to compete successfully in the current market environment depends on our ability to improve existing products, successfully develop and introduce new products, price our products appropriately, deliver a relevant customer experience, manage the complexity of our restaurant operations, manage our investments in technology and modernization, and respond effectively to our competitors' actions or offerings or to unforeseen disruptive actions. There can be no assurance these strategies will be effective, and some strategies may be effective at improving some metrics while adversely affecting other metrics, which could have the overall effect of harming our business.

We may not be able to adequately protect our intellectual property or adequately ensure that we are not infringing the intellectual property of others, which could harm the value of the McDonald's brand and our business.

The success of our business depends on our continued ability to use our existing trademarks and service marks in order to increase brand awareness and further develop our branded products in both domestic and international markets. We rely on a combination of trademarks, copyrights, service marks, trade secrets, patents and other intellectual property rights to protect our brand and branded products.

We have registered certain trademarks and have other trademark registrations pending in the U.S. and certain foreign jurisdictions. The trademarks that we currently use have not been registered in all of the countries outside of the U.S. in which we do business or may do business in the future and may never be registered in all of these countries. It may be costly and time consuming to protect our intellectual property, and the steps we have taken to do so in the U.S. and foreign countries may not be adequate. In addition, the steps we have taken may not adequately ensure that we do not infringe the intellectual property of others, and third parties may claim infringement by us in the future. In particular, we may be involved in intellectual property claims, including often aggressive or opportunistic attempts to enforce patents used in information technology systems, which might affect our operations and results. Any claim of infringement, whether or not it has merit, could be time-consuming, result in costly litigation and harm our business.

We cannot ensure that franchisees and other third parties who hold licenses to our intellectual property will not take actions that hurt the value of our intellectual property.

OPERATIONS

The global scope of our business subjects us to risks that could negatively affect our business.

We encounter differing cultural, regulatory, geopolitical and economic environments within and among the more than 100 countries where McDonald's restaurants operate, and our ability to achieve our business objectives depends on the System's success in these environments. Meeting customer expectations is complicated by the risks inherent in our global operating environment, and our global success is partially dependent on our System's ability to leverage operating successes across markets and brand perceptions. Planned initiatives may not have appeal across multiple markets with McDonald's customers and could drive unanticipated changes in customer perceptions and guest counts.

Disruptions in operations or price volatility in a market can also result from governmental actions, such as price, foreign exchange or changes in trade-related tariffs or controls, sanctions and counter sanctions, government-mandated closure of our, our franchisees' or our suppliers' operations, and asset seizures. Trade policies, tariffs and other regulations affecting trade between the U.S. and other countries could adversely affect our business and operations. These and other government actions may impact our results and could cause reputational or other harm. Our international success depends in part on the effectiveness of our strategies and brand-building initiatives to reduce our exposure to such governmental actions.

Additionally, there are challenges and uncertainties associated with operating in developing markets, which may entail a relatively higher risk of political instability, economic volatility, crime, corruption and social and ethnic unrest. In many cases, such challenges may be exacerbated by the lack of an independent and experienced judiciary and uncertainty in how local law is applied and enforced, including in areas most relevant to commercial transactions and foreign investment. An inability to manage effectively the risks associated with our international operations could have a material adverse effect on our business and financial condition.

We may also face challenges and uncertainties in developed markets. For example, the U.K.'s exit from the European Union has caused increased regulatory complexities and uncertainty in European economic conditions and may also cause uncertainty in worldwide economic conditions. The decision created volatility in certain foreign currency exchange rates that may or may not continue, and may result in increased supply chain costs for items that are imported from other countries. Any of these effects, and others we cannot anticipate, could adversely affect our business, results of operations, financial condition and cash flows.

Supply chain interruptions may increase costs or reduce revenues.

We depend on the effectiveness of our supply chain management to assure reliable and sufficient supply of quality products on favorable terms. Although many of the products we sell are sourced from a wide variety of suppliers in countries around the world, certain products have limited suppliers, which may increase our reliance on those suppliers. Supply chain interruptions, including as a result of shortages and transportation issues or unexpected increases in demand, and price increases can adversely affect us as well as our suppliers and franchisees, whose performance may have a significant impact on our results. Such shortages or disruptions could be caused by factors beyond the control of our suppliers, franchisees or us. If we experience interruptions in our System's supply chain, or if contingency planning is not effective, our costs could increase and it could limit the availability of products critical to our System's operations.

Our franchise business model presents a number of risks.

Our success as a heavily franchised business relies to a large degree on the financial success and cooperation of our franchisees, including our developmental licensees and affiliates. Our restaurant margins arise from two sources: fees from franchised restaurants (e.g., rent and royalties based on a percentage of sales) and, to a lesser degree, sales from Company-operated restaurants. Our franchisees and developmental licensees manage their businesses independently and therefore are responsible for the day-to-day operation of their restaurants. The revenues we realize from franchised restaurants are largely dependent on the ability of our franchisees to grow their sales. Business risks affecting our operations also affect our franchisees. In particular, our franchisees have also been significantly impacted by the COVID-19 pandemic and the volatility associated with the pandemic. If franchisee sales trends worsen or volatility persists, our financial results will continue to be negatively affected, which may be material.

Our success also relies on the willingness and ability of our independent franchisees and affiliates to implement major initiatives, which may include financial investment, and to remain aligned with us on operating, value/promotional and capital-intensive reinvestment plans. The ability of franchisees to contribute to the achievement of our plans is dependent in large part on the availability to them of funding at reasonable interest rates and may be negatively impacted by the financial markets in general, by their or our creditworthiness or by banks' lending practices. If our franchisees are unwilling or unable to invest in major initiatives or are unable to obtain financing at commercially reasonable rates, or at all, our future growth and results of operations could be adversely affected.

Our operating performance could also be negatively affected if our franchisees experience food safety or other operational problems or project an image inconsistent with our brand and values, particularly if our contractual and other rights and remedies are limited, costly to exercise or subjected to litigation and potential delays. If franchisees do not successfully operate restaurants in a manner consistent with our required standards, our brand's image and reputation could be harmed, which in turn could hurt our business and operating results.

Our ownership mix also affects our results and financial condition. The decision to own restaurants or to operate under franchise or license agreements is driven by many factors whose interrelationship is complex. The benefits of our more heavily franchised structure depend on various factors including whether we have effectively selected franchisees, licensees and/or affiliates that meet our rigorous standards, whether we are able to successfully integrate them into our structure and whether their performance and the resulting ownership mix supports our brand and financial objectives.

Challenges with respect to labor, including availability and cost, could impact our business and results of operations.

Our success depends in part on our System's ability to proactively recruit, motivate and retain qualified individuals to work in McDonald's restaurants and to maintain appropriately-staffed restaurants in an intensely competitive labor market. If we or our franchisees are unable to adequately staff McDonald's restaurants, it could negatively impact our operations, including speed of service to customers, and customer satisfaction levels. The System's ability to meet its labor needs is generally subject to external factors, including the availability of sufficient workforce in the markets in which we operate, unemployment levels in those markets and prevailing wage rates.

Further, increased costs and competition associated with recruiting, motivating and retaining qualified employees to work in our Company-operated restaurants, as well as costs to promote awareness of the opportunities of working at our restaurants, could have a negative impact on our Company-operated margins. Similar concerns apply to our franchisees' profitability.

We are also impacted by the costs and other effects of compliance with U.S. and international regulations affecting our workforce, which includes our staff and employees working in our Company-operated restaurants. These regulations are increasingly focused on employment issues, including wage and hour, healthcare, immigration, retirement and other employee benefits and workplace practices.

Claims of non-compliance with these regulations could result in liability and expense to us. Our potential exposure to reputational and other harm regarding our workplace practices or conditions or those of our independent franchisees or suppliers, including those giving rise to claims of harassment or discrimination (or perceptions thereof) or workplace safety, could have a negative impact on consumer perceptions of us and our business. Additionally, economic action, such as boycotts, protests, work stoppages or campaigns by labor organizations, could adversely affect us (including our ability to recruit and retain talent) or our franchisees and suppliers that are also part of the McDonald's System and whose performance may have a material impact on our results.

Effective succession planning is important to our continued success.

Effective succession planning is important to our long-term success. Failure to effectively identify, develop and retain key personnel, recruit high-quality candidates and ensure smooth management and personnel transitions could disrupt our business and adversely affect our results.

Food safety concerns may have an adverse effect on our business.

Our ability to increase sales and profits depends on our System's ability to meet expectations for safe food and on our ability to manage the potential impact on McDonald's of food-borne illnesses and food or product safety issues that may arise in the future, including in the supply chain, restaurants or delivery. Food safety is a top priority, and we dedicate substantial resources to ensure that our customers enjoy safe food products, including as our menu and service model evolve. However, food safety events, including instances of food-borne illness, occur within the food industry and our System from time to time and could occur in the future. Instances of food tampering, food contamination or food-borne illness, whether actual or perceived, could adversely affect our brand and reputation, as well as our financial results.

If we do not effectively manage our real estate portfolio, our operating results may be negatively impacted.

We have significant real estate operations, primarily in connection with our restaurant business. We generally own or secure a long-term lease on the land and building for conventional franchised and Company-operated restaurant sites. We seek to identify and develop restaurant locations that offer convenience to customers and long-term sales and profit potential. As we generally secure long-term real estate interests for our restaurants, we have limited flexibility to quickly alter our real estate portfolio. The competitive business landscape continues to evolve in light of changing business trends, consumer preferences, trade area demographics, consumer use of digital, delivery and drive thru, local competitive positions and other economic factors. If our restaurants are not located in desirable locations, or if we do not evolve in response to these factors, it could adversely affect Systemwide sales and profitability.

Our real estate values and the costs associated with our real estate operations are also impacted by a variety of other factors, including governmental regulations, insurance, zoning, tax and eminent domain laws, interest rate levels and the cost of financing. A significant change in real estate values, or an increase in costs as a result of any of these factors, could adversely affect our operating results.

Information technology system failures or interruptions, or breaches of network security, may impact our operations or cause reputational harm.

We are increasingly reliant upon technology systems, such as point-of-sale, technologies that support our digital and delivery solutions, and technologies that facilitate communication and collaboration with affiliated entities, customers, employees, franchisees, suppliers, service providers or other independent third parties to conduct our business, whether developed and maintained by us or provided by third parties. Any failure or interruption of these systems could significantly impact our or our franchisees' operations, or our customers' experience and perceptions.

Security incidents or breaches have from time to time occurred and may in the future occur involving our systems, the systems of the parties we communicate or collaborate with (including franchisees) or the systems of third-party providers. These may include such things as unauthorized access, phishing attacks, account takeovers, denial of service, computer viruses, introduction of malware or ransomware and other disruptive problems caused by hackers. These technology systems contain personal, financial and other information of our customers, employees, franchisees, business customers and other third parties, as well as financial, proprietary and other confidential information related to our business. Despite response procedures and measures in place in the event of an incident, a security breach could result in disruptions, shutdowns, or the theft or unauthorized disclosure of such information. The actual or alleged occurrence of any of these incidents could result in mitigation costs, reputational damage, adverse publicity, loss of consumer confidence, reduced sales and profits, complications in executing our growth initiatives and regulatory and legal risk, including criminal penalties or civil liabilities.

We also provide certain technology systems to businesses that are unaffiliated with the McDonald's System and a failure, interruption or breach of these systems may cause harm to those unaffiliated parties, which may result in liability to us or reputational harm.

Despite the implementation of security measures, any of these technology systems could become vulnerable to damage, disability or failures due to theft, fire, power loss, telecommunications failure or other catastrophic events. Certain technology systems may also become vulnerable, unreliable or inefficient in cases where technology vendors limit or terminate product support and maintenance. Our increasing reliance on third-party systems also subjects us to risks faced by those third-party businesses, including operational, security and credit risks. If technology systems were to fail or otherwise be unavailable, or if business continuity or disaster recovery plans were not effective, and we were unable to recover in a timely manner, we could experience an interruption in our or our franchisees' operations.

LEGAL AND REGULATORY

Increasing regulatory and legal complexity may adversely affect our business and financial results.

Our regulatory and legal environment worldwide exposes us to complex compliance, litigation and similar risks that could affect our operations and results in material ways. Many of our markets are subject to increasing, conflicting and highly prescriptive regulations involving, among other matters, restaurant operations, product packaging, marketing, the nutritional and allergen content and safety of our food and other products, labeling and other disclosure practices. Compliance efforts with those regulations may be affected by ordinary variations in food preparation among our own restaurants and the need to rely on the accuracy and completeness of information from third-party suppliers. We also are subjected to increased public focus, including by governmental and nongovernmental organizations, regarding environmental and social initiatives. Our success depends in part on our ability to manage the impact of regulations and other initiatives that can affect our business plans and operations, and have increased our costs of doing business and exposure to litigation, governmental investigations or other proceedings.

We are also subject to legal proceedings that may adversely affect our business, including class actions, administrative proceedings, government investigations and proceedings, shareholder proceedings, employment and personal injury claims, landlord/ tenant disputes, supplier-related disputes, and claims by current or former franchisees. Regardless of whether claims against us are valid or whether we are found to be liable, claims may be expensive to defend and may divert management's attention away from operations.

Litigation and regulatory action concerning our relationship with franchisees and the legal distinction between our franchisees and us for employment law or other purposes, if determined adversely, could increase costs, negatively impact our business operations and the business prospects of our franchisees and subject us to incremental liability for their actions. Similarly, although our commercial relationships with our suppliers remain independent, there may be attempts to challenge that independence, which, if determined adversely, could also increase costs, negatively impact the business prospects of our suppliers, and subject us to incremental liability for their actions.

Our results could also be affected by the following:

- The relative level of our defense costs, which vary from period to period depending on the number, nature and procedural status of pending proceedings;

- The cost and other effects of settlements, judgments or consent decrees, which may require us to make disclosures or take other actions that may affect perceptions of our brand and products; and

- Adverse results of pending or future litigation, including litigation challenging the composition and preparation of our products, or the appropriateness or accuracy of our marketing or other communication practices.

A judgment significantly in excess of any applicable insurance coverage or third-party indemnity could materially adversely affect our financial condition or results of operations. Further, adverse publicity resulting from claims may hurt our business. If we are unable to effectively manage the risks associated with our complex regulatory and legal environment, it could have a material adverse effect on our business and financial condition.

Changes in tax laws and unanticipated tax liabilities could adversely affect the taxes we pay and our profitability.

We are subject to income and other taxes in the U.S. and foreign jurisdictions, and our operations, plans and results are affected by tax and other initiatives around the world. In particular, we are affected by the impact of changes to tax laws or policy or related authoritative interpretations. We are also impacted by settlements of pending or any future adjustments proposed by taxing and governmental authorities inside and outside of the U.S. in connection with our tax audits, all of which will depend on their timing, nature and scope. Any significant increases in income tax rates, changes in income tax laws or unfavorable resolution of tax matters could have a material adverse impact on our financial results.

Changes in accounting standards or the recognition of impairment or other charges may adversely affect our future operations and results.

New accounting standards or changes in financial reporting requirements, accounting principles or practices, including with respect to our critical accounting estimates, could adversely affect our future results. We may also be affected by the nature and timing of decisions about underperforming markets or assets, including decisions that result in impairment or other charges that reduce our earnings.

In assessing the recoverability of our long-lived assets, we consider changes in economic conditions and make assumptions regarding estimated future cash flows and other factors. These estimates are highly subjective and can be significantly impacted by many factors such as global and local business and economic conditions, operating costs, inflation, competition, consumer and demographic trends and our restructuring activities. If our estimates or underlying assumptions change in the future, we may be required to record impairment charges. If we experience any such changes, they could have a significant adverse effect on our reported results for the affected periods.

If we fail to comply with privacy and data collection laws, we could be subject to legal proceedings and penalties, which could negatively affect our financial results or brand perceptions.

We are subject to legal and compliance risks and associated liability related to privacy and data collection, protection and management as it relates to information associated with our technology-related services and platforms made available to business partners, customers, employees, franchisees or other third parties. For example, the General Data Protection Regulation ("GDPR") requires entities processing the personal data of individuals in the European Union to meet certain requirements regarding the handling of that data. We are also subject to U.S. federal and state and foreign laws and regulations in this area such as the California Consumer Privacy Act ("CCPA"). These regulations have been subject to frequent change, and there may be markets or jurisdictions that propose or enact new or emerging data privacy requirements in the future. Failure to comply with GDPR, CCPA or other privacy and data collection laws could result in legal proceedings and substantial penalties and materially adversely impact our financial results or brand perceptions.

MACROECONOMIC AND MARKET CONDITIONS

Unfavorable general economic conditions could adversely affect our business and financial results.

Our results of operations are substantially affected by economic conditions, including inflationary pressures, which can vary significantly by market and can impact consumer disposable income levels and spending habits. Economic conditions can also be impacted by a variety of factors including hostilities, epidemics, pandemics and actions taken by governments to manage national and international economic matters, whether through austerity, stimulus measures or trade measures, and initiatives intended to control wages, unemployment, credit availability, inflation, taxation and other economic drivers. Sustained adverse economic conditions or periodic adverse changes in economic conditions in our markets could pressure our operating performance and our business continuity disruption planning, and our business and financial results may suffer.

Our results of operations are also affected by fluctuations in currency exchange rates and unfavorable currency fluctuations could adversely affect reported earnings.

Changes in commodity and other operating costs could adversely affect our results of operations.

The profitability of our Company-operated restaurants depends in part on our ability to anticipate and react to changes in commodity costs, including food, paper, supplies, fuel, utilities, distribution and other operating costs, including labor. Any volatility in certain commodity prices or fluctuation in labor costs could adversely affect our operating results by impacting restaurant profitability. The commodity markets for some of the ingredients we use, such as beef and chicken, are particularly volatile due to factors such as seasonal shifts, climate conditions, industry demand, international commodity markets, food safety concerns, product recalls and government regulation, all of which are beyond our control and, in many instances, unpredictable. Our System can only partially address future price risk through hedging and other activities, and therefore increases in commodity costs could have an adverse impact on our profitability.

A decrease in our credit ratings or an increase in our funding costs could adversely affect our profitability.

Our credit ratings may be negatively affected by our results of operations or changes in our debt levels. As a result, our interest expense, the availability of acceptable counterparties, our ability to obtain funding on favorable terms, our collateral requirements and our operating or financial flexibility could all be negatively affected, especially if lenders impose new operating or financial covenants.

Our operations may also be impacted by regulations affecting capital flows, financial markets or financial institutions, which can limit our ability to manage and deploy our liquidity or increase our funding costs. If any of these events were to occur, they could have a material adverse effect on our business and financial condition.

Trading volatility and the price of our common stock may be adversely affected by many factors.

Many factors affect the volatility and price of our common stock in addition to our operating results and prospects. The most important of these factors, some of which are outside our control, are the following:

- The unpredictable nature of global economic and market conditions;

- Governmental action or inaction in light of key indicators of economic activity or events that can significantly influence financial markets, particularly in the U.S., which is the principal trading market for our common stock, and media reports and commentary about economic, trade or other matters, even when the matter in question does not directly relate to our business;

- Trading activity in our common stock, in derivative instruments with respect to our common stock or in our debt securities, which can be affected by market commentary (including commentary that may be unreliable or incomplete); unauthorized disclosures about our performance, plans or expectations about our business; our actual performance and creditworthiness; investor confidence, driven in part by expectations about our performance; actions by shareholders and others seeking to influence our business strategies; portfolio transactions in our common stock by significant shareholders; or trading activity that results from the ordinary course rebalancing of stock indices in which McDonald's may be included, such as the S&P 500 Index and the Dow Jones Industrial Average;

- The impact of our stock repurchase program or dividend rate; and

- The impact on our results of corporate actions and market and third-party perceptions and assessments of such actions, such as those we may take from time to time as we implement our strategies, including through acquisitions, in light of changing business, legal and tax considerations and evolve our corporate structure.

Events such as severe weather conditions, natural disasters, hostilities and social unrest, among others, can adversely affect our results and prospects.

Severe weather conditions, natural disasters, hostilities and social unrest, climate change or terrorist activities (or expectations about them) can adversely affect consumer behavior and confidence levels and supply availability and costs, as well as the local operations in impacted markets, all of which can affect our results and prospects. Climate change may also increase the frequency and severity of such weather-related events and natural disasters. Our receipt of proceeds under any insurance we maintain with respect to some of these risks may be delayed or the proceeds may be insufficient to cover our losses fully.